                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Q COMM INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    74727M306
                                    ---------
                                 (CUSIP Number)

                             Peter J. Gennuso, Esq.
                             c/o Gersten Savage LLP
               600 Lexington Avenue, 9th Floor, New York, NY 10022
                                 (212) 752-9700
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 19, 2006
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                  SCHEDULE 13D

----------------------------------------
CUSIP No.  74727M306
----------------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          PIKE CAPITAL PARTNERS LP

          TAX ID #: 16-1619246
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States, Incorporated in Delaware
--------- ----------------------------------------------------------------------
Number of         7      SOLE VOTING POWER
Shares Owned
By Each                  None
Reporting
Person
With
                  ------ -------------------------------------------------------
                  8      SHARED VOTING POWER

                         2,859,634 shares beneficially owned in the aggregate
                  ------ -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                          None
                  ------ -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         2,859,634 shares beneficially owned in the aggregate
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,859,634

-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41.4%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------
CUSIP No.  74727M306
----------------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          PIKE CAPITAL PARTNERS (QP), LP

          TAX ID #: 20-3549762
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States, Incorporated in Delaware
--------- ----------------------------------------------------------------------
Number of         7     SOLE VOTING POWER
Shares Owned
By Each                 None
Reporting
Person
With
                  ----- --------------------------------------------------------
                  8     SHARED VOTING POWER

                        2,859,634 shares beneficially owned in the aggregate
                  ----- --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                         None
                  ----- --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,859,634 shares beneficially owned in the aggregate
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,859,634
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.4%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

                  This Amendment to statement on Schedule 13D (the "Statement") relates to the common stock, $.001 par value per share, of Q COMM INTERNATIONAL INC., a Utah corporation, with its principal executive offices at 510 East Technology Avenue, Building C, Orem, Utah 84097.

Item 2.  Identity and Background.
         -----------------------

                  This Statement is being jointly filed by Pike Capital Partners, L.P. ("Pike") and Pike Capital Partners (QP), LP ("Pike QP"), both of which are Delaware Limited Partnerships with business addresses of 275 Madison Avenue, Suite 418, New York, NY 10016. During the last five years Pike and Pike QP have not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Pike and Pike QP are United States Partnerships, organized under the laws of the State of Delaware.

         On October 25, 2004, Pike filed a Schedule 13D to report its ownership of 973,700 shares of Q Comm International Common Stock, representing 20.63% of the issued and outstanding shares. On December 27, 2004, Pike filed a Schedule 13G to report its ownership of 1,303,800 shares of Q Comm International Common Stock, representing 26.83% of the issued and outstanding shares. On May 31, 2005, Pike filed an Amendment No. 1 to Schedule 13D to report an increase in its ownership of Q Comm International Common Stock to 1,531,300 shares, representing 27.90% of the issued and outstanding shares and to report that Daniel W. Pike, the managing member of Pike Capital Management, LLC, the general partner of Pike and Pike QP, has an active and constructive dialogue with Q Comm International's management and its Chairman. On December 27, 2005, Pike filed Amendment No. 2 to
Schedule 13D to report the increase in Pike's ownership of Q Comm International to 2,634,634 shares, representing 38.10% of the issued and outstanding shares. On December 29, 2005 Pike filed Amendment No. 3 to Schedule 13D to report revisions to Item 5 contained herein to reflect Pike's participation in a private placement conducted by Q Comm International. On February 16, 2006, Amendment No. 4 to Schedule 13D was filed solely to report the addition of Pike QP as a reporting person and that Pike and Pike QP constitute a group within the meaning of Rule 13d-15(b) of the Securities Exchange Act of 1934, as amended; there have been no changes in Pike and Pike QP's ownership of the shares of Q Comm International. This Amendment No. 5 is being filed to report the increase in Pike's ownership of Q Comm International to 2,859,634 shares representing 41.4% of the issued and outstanding shares.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         All purchases of common stock of Q COMM INTERNATIONAL, INC. were made using working capital. As of the Date of Event which required the filing of this Statement, Pike and Pike QP used approximately $11,139,299.37 of their working capital to purchase 2,859,634 shares of common stock of Q COMM INTERNATIONAL, INC. No other funds or other consideration were used in making such purchases.

Item 4.  Purpose of Transaction.
         ----------------------

         All Q COMM INTERNATIONAL, INC. securities owned by Pike and Pike QP have been acquired by the Partnerships for investment purposes only.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         As of the Date of the Event which required the filing of this Statement, May 19, 2006, Pike and Pike QP own 2,859,634 shares of Q COMM INTERNATIONAL, INC. common stock. The Q COMM INTERNATIONAL, INC. securities owned by Pike and Pike QP as of May 19, 2006 represent approximately 41.4% of the issued and outstanding shares of Q COMM INTERNATIONAL, INC. common stock. As of May 19, 2006, Pike and Pike QP have shared power to vote and dispose of each of the 2,859,634 shares of Q COMM INTERNATIONAL, INC. common stock beneficially owned by them. Except as disclosed herein, in the sixty days prior to May 19, 2006, the Date of the event requiring the filing of this Statement, Pike did not effect any transactions in shares of Q COMM INTERNATIONAL, INC. common stock

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NONE

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A     Identification of entities which acquired the shares which are the subject of this report on Schedule 13D/A

Exhibit B     Joint Filing Agreement dated May 23, 2006 among Pike Capital
              Partners (QP), LP and Pike Capital Partners, LP.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 23rd day of May, 2006



                                        PIKE CAPITAL PARTNERS (QP), LP
                                        By: Pike Capital Management LLC,
                                            its General Partner

                                        By:   /s/ Daniel W. Pike
                                              ------------------
                                              Daniel W. Pike, Managing Member

                                        PIKE CAPITAL PARTNERS, LP
                                        By: Pike Capital Management LLC,
                                            its General Partner

                                        By: /s/ Daniel W. Pike
                                            ------------------
                                            Daniel W. Pike, Managing Member

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13D/A:

Exhibit A     Identification of entities which acquired the shares which are the subject of this report on Schedule 13D/A

Exhibit B     Joint Filing Agreement dated May 23, 2006 among Pike Capital
              Partners (QP), LP and Pike Capital Partners, LP.

Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13D/A.

(1) Pike Capital Partners (QP), LP, a private investment partnership formed under the laws of State of Delaware. Pike Capital Management LLC is the General Partner of Pike Capital Partners (QP), LP. Mr. Daniel W. Pike is the Managing Member of Pike Capital Management LLC.

(2) Pike Capital Partners, LP, a private investment partnership formed under the laws of State of Delaware. Pike Capital Management LLC is the General Partner of Pike Capital Partners, LP. Mr. Daniel W. Pike is the Managing Member of Pike Capital Management LLC.

                             JOINT FILING AGREEMENT

         This Agreement is filed as an exhibit to Schedule 13D/A being filed by Pike Capital Partners (QP), LP and Pike Capital Partners, LP in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13D/A to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13D/A and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

         This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


Dated this 23rd day of May, 2006



                                        PIKE CAPITAL PARTNERS (QP), LP
                                        By: Pike Capital Management LLC,
                                            its General Partner

                                        By: /s/ Daniel W. Pike
                                            ------------------
                                            Daniel W. Pike, Managing Member

                                        PIKE CAPITAL PARTNERS, LP
                                        By: Pike Capital Management LLC,
                                            its General Partner

                                        By: /s/ Daniel W. Pike
                                            ------------------
                                            Daniel W. Pike, Managing Member